UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)**


                        DELTA PETROLEUM CORPORATION
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                247907 20 7
                              (CUSIP Number)

Eva H. Posman, as Chapter 11 Trustee of Underwriters Financial
Group, Inc., 230 Park Ave. Ste. 2525, New York, New York 10169 Tel:
(212) 661-9191

(Name, Address and Telephone Number of Person Authorized to
Receive Notices  and Communications)


                              August 22, 1997
          (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
l(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior, cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This amends the statement on Schedule 13D, dated February 26,
1991, filed by Chippewa Resources Corporation, the predecessor corporation to Underwriters Financial Group, Inc.


CUSIP No.   247907 20 7


(1)  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON


Underwriters Financial Group, Inc. - Empl. I.D. #84-1075270 (by its Chapter 11 Trustee, Eva H. Posman - Tax I.D. # 13-7091178)


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                     Not applicable
     (a) [  ]
     (b) [  ]


(3)  SEC USE ONLY



(4)  SOURCE OF FUNDS*

           00

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

          Not applicable


(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:

(7)    SOLE VOTING POWER

                     92,117

(8)    SHARED VOTING POWER (see response to Item 5 (b))

                888,063

(9)    SOLE DISPOSITIVE POWER

                 980,180


(10)   SHARED DISPOSITIVE POWER

                 0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

                980,180


(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

               Not applicable

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                19 %

(14)  TYPE OF REPORTING PERSON*

                    CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.


ITEM 1.    Security and Issuer

Class of equity securities: common stock
Issuer's name and address of principal executive offices:

Delta Petroleum Corporation ("Delta" or the "Issuer")
555 17th Street, Suite 3310
Denver, CO 80202

ITEM 2.    Identity and Background

(a)      Name: Underwriters Financial Group, Inc. ("UFG")

(b)      State of incorporation: Colorado

(c) Principal business: UFG, which no longer operates any business, is the debtor in a liquidating Chapter 11 case pending before the United States Bankruptcy Court for the Southern District of New York (Case No. 95 B 45774 (JHG)). UFG is a holding corporation whose principal business formerly consisted of insurance brokerage activities conducted through wholly-owned subsidiaries. Following the Chapter 11 filing of its principal operating subsidiary, UFG itself filed under Chapter 11 on December 11, 1995. Eva H. Posman (the "Trustee") is the duly appointed Chapter 11 trustee of UFG, having been appointed as such by order dated January 17, 1996. By virtue of such appointment, the Trustee has sole authority for the management and control of UFG and its assets.

         Address: Underwriters Financial Group, Inc. c/o Eva H.
         Posman, Chapter 11 Trustee 230 Park Avenue, Suite 2525
         New York, New York 10169

(d) The Trustee has not, within the last five years or at any other time, been convicted in any criminal proceeding.

(e) The Trustee has not, during the last five years or at any other time, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3:      Source and Amount of Funds or Other Consideration

UFG recovered 92,117 shares of Delta from Delta in settlement of certain preference and other claims which the UFG estate might have asserted against Delta. A copy of the agreement embodying the settlement pursuant to which the 92,117 shares were recovered is attached hereto as Exhibit A and incorporated herein by reference. No other consideration was paid or provided by UFG for such shares.


ITEM 4:       Purpose of Transaction

The 92,117 Delta shares were acquired in connection with the transaction described in ITEM 3 above. The Trustee, on behalf of the UFG Chapter 11 estate, may, over time, sell such shares, together with other shares of the Issuer held by UFG since prior to its Chapter 11 filing. The Trustee does not intend on behalf of the UFG estate to acquire any additional shares of the Issuer or otherwise to acquire or exercise control over the Issuer.

ITEM 5:      Interest in Securities of the Issuer

(a) Aggregate number of shares of common stock of the Issuer owned by UFG: 980,180.

Percentage of common stock of the Issuer owned by UFG: 19%.

The Trustee, in her individual capacity, owns no stock of the issuer.

(b) UFG has sole power to dispose of all 980,180 shares of the Issuer. UFG has sole power to vote 92,117 such shares. The remaining 888,063 shares are subject to an amended stock voting agreement (a copy of which is attached hereto as Exhibit B and incorporated herein by reference), pursuant to which officers of the Issuer hold the power to vote such shares for the term of the agreement.

The Trustee, in her individual capacity, neither owns nor holds voting or dispositive power over any stock of the Issuer.

(c)      Not applicable.

(d) Pursuant to an agreement among the Trustee, the Issuer and Snyder Oil Corporation ("SOCO"), a copy of which is attached hereto as Exhibit C and incorporated herein by reference, a portion of the proceeds of sale of the Delta shares owned by UFG will be utilized to satisfy certain indebtedness of UFG to SOCO.

(e)      Not applicable


ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

See agreements attached as Exhibits A, B and C hereto. After a hearing on notice to creditors and other parties in interest in the UFG Chapter 11 case, these agreements were approved by the United States Bankruptcy Court for the Southern District of New York in August, 1997, and they have subsequently become effective.

ITEM 7.   Material to be Filed as Exhibits

        See materials attached in response to Item 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: September 11, 1997



UNDERWRITERS FINANCIAL GROUP, INC.



By:  s/Eva H. Posman
Eva H. Posman, as Chapter 11 Trustee